02017151

PE 2-28-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of February, 2002

Bennett Environmental Inc.
(Translation of registrant's name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: February 14, 2002

By: Zul Tejpar
[Print] Name: Zul Tejpar
Title: V.P. - Marketing

BENNETT
ENVIRONMENTAL INC.

For Immediate Release

Bennett Environmental Announces Record Q4 Results

Strong Growth In Sales and Profits Continues

Oakville, Ontario, February 11, 2002 - Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces a Q4 profit of $2,920,465 or $0.29 per share on revenue of $10,136,008. Full year revenue of $23,422,574 and profit of $4,726,976 or $0.47 per share shows significant growth in business from $7,966,574 in revenue and ($2,258,314) loss from a year earlier.

"I am very pleased with the results we achieved in 2001. We significantly exceeded all expectations", said John Bennett, Chairman and CEO of Bennett Environmental. "Our business plans are progressing well and we're doing what we said we would do. With the tightening environmental regulations in Canada and the U.S. and increased spending on environmental clean-up, we should see significant growth for our services for the foreseeable future."

Peter Richardson, President of Bennett Environmental added, "The plans put in place in 2000, particularly the investment in sales and marketing, have yielded great results as 2001 sales revenues of $23.4M are derived from 21 contracts from government agencies, as well as a variety of Fortune 500 companies across North America. More importantly, we ended the year with $11.4M of future revenue in storage at the plant with more shipments arriving weekly. Bennett is experiencing a significant increase in business and is on track to meet our aggressive growth target of $40M of revenue and $1.10 to $1.40 (US$0.70 - US$0.90) per share in earnings for 2002. Our plant in St. Ambroise, Quebec ran well and has met the challenges of significantly increasing production levels. The permitting process for the planned new plant in Kirkland Lake, Ontario is on track with plant start-up scheduled during the second half of 2003."

Results of Operations

Bennett Environmental had a Q4 profit of $2,920,465 or $0.29 per share versus a loss of ($1,078,411) or ($0.11) per share in the corresponding period last year. Revenues were $10,136,008 in the quarter versus $2,147,189 for Q4 2000. For the full year, revenues of $23,422,574 and earnings of $4,726,976 or $0.47 per share were up from revenue of $7,966,574 and a loss of ($2,258,314) or ($0.22) per share for the same 12-month period ending December 31, 2000.

The Company's operating costs of $10,990,627 for the full year 2001, were higher than the $4,883,612 for the same period last year and reflect the higher plant utilization, particularly in the fourth quarter. Administrative and business development costs of $1,047,016 for the quarter were lower than the $1,472,749 for the same period in 2000. On a year to date basis, administrative and development costs are lower than 2000 levels by $655,539 mostly due to one-time write-offs of $645,000 for bad debt and acquisition costs made during Q2 2000. Tax loss carry forwards from prior years have been fully applied against earnings generated so far this year. The company incurred $1,970,925 of income tax expense for the quarter, bringing the full year total to $2,468,662 and will be in a taxable position going forward.

Cash and receivables of $12,850,098 at the end of the quarter have increased from $6,763,250 at the end of December 2000. The company maintains a sufficient reserve for any potential bad debts and the majority of the receivables as of December 31, 2001, have been collected as of the date of this report. The company's net working capital position at December 31, 2001 increased to $9,288,072 from the net working capital position of $5,381,735 at December 31, 2000. The company's net working capital should be sufficient to meet the Company's obligations and capital requirements for the next 12 months. The Company has no plans to raise additional capital at this time. No purchases of the company's common shares have been made under the Normal Course Issuer Bid.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and provides thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental's proprietary technology provides a safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol "BEV") and the American Stock Exchange (Trading Symbol "BEL"). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Peter Richardson at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of various factors, many of which are beyond the company's control. Discussions of the various factors that may affect future results are contained in the company's filings with the Securities and Exchange Commission and Ontario Securities Commission.

BENNETT
ENVIRONMENTAL INC.

For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31, 2001 and 2000

	December 31 2001	December 31 2000
Assets		
Current assets		
Cash and cash equivalents	$3,040,080	$3,758,336
Accounts receivable	9,810,018	3,004,914
Work-in- progress	1,703,057	65,578
Income taxes receivable	-	355,000
Prepaid expenses and other	153,222	213,194
	14,706,377	7,397,022
Future income taxes	-	322,218
Capital assets, net of amortization	12,008,247	10,184,194
Other assets, net of amortization	2,722,466	1,755,547
	$29,437,090	$19,658,981
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$3,266,594	$1,512,764
Income taxes payable	972,769	-
Current portion of long-term debt	1,178,942	502,523
	5,418,305	2,015,287
Future income taxes	1,077,525	-
Deferred revenue	187,060	73,345
Long-term debt	1,958,957	2,976,027
Shareholders' equity		
Authorized:		
Issued and outstanding:		
10,362,841 (December 31, 2000 - 10,036,314)		
Share capital	20,940,061	19,400,912
Deficit	(144,818)	(4,806,590)
	20,795,243	14,594,322
	$29,437,090	$19,658,981

BENNETT
ENVIRONMENTAL INC.

For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Operations and Deficit
(Expressed in Canadian dollars)
Years ended December 31, 2001, and 2000

	12 months 31-Dec-2001	12 months 31-Dec-2000	3 months 31-Dec-2001	3 months 31-Dec-2000
			(unaudited)	(unaudited)
Sales	$23,422,574	$7,966,574	$10,136,008	$2,147,189
Interest and other income	487,377	741,242	293,732	269,768
	23,909,951	8,707,816	10,429,740	2,416,957
Expenses				
Operating costs	10,990,627	4,883,612	4,193,102	1,245,808
Administration and business development	4,337,901	4,993,440	1,047,016	1,472,749
Amortization	1,070,499	1,038,943	321,527	261,344
Foreign exchange	86,861	3,993	(75,691)	(8,454)
Interest expenses	228,425	62,715	52,396	31,134
	16,714,313	10,982,703	5,538,350	3,002,581
Earnings (Loss) before income taxes	7,195,638	(2,274,887)	4,891,390	(585,624)
Income tax expense (recovery)				
Current	949,107	(13,162)	451,370	(61,179)
Future	1,519,555	(3,411)	1,519,555	553,966
	2,468,662	(16,573)	1,970,925	492,787
Net earnings (loss)	4,726,976	(2,258,314)	2,920,465	(1,078,411)
Deficit, beginning of period	(4,806,590)	(1,715,835)	(3,065,283)	(3,422,373)
Shares purchased in excess of assigned value	(65,204)	(832,441)	-	(305,806)
Deficit, end of period	$(144,818)	$(4,806,590)	$(144,818)	$(4,806,590)
Basic earning (loss) per share	$0.47	$(0.22)	$0.29	$(0.11)
Fully diluted earnings (loss) per share	$0.46	$(0.22)	$0.28	$(0.11)
Weighted average number of shares (Basic)	10,105,369	10,268,855	10,196,930	10,238,237
Weighted average number of shares (Fully diluted)	10,377,808	10,268,855	10,469,369	10,238,237

BENNETT
ENVIRONMENTAL INC.

For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31, 2001, and 2000

	12 months 31-Dec-2001	12 months 31-Dec-2000	3 months 31-Dec-2001 (unaudited)	3 months 31-Dec-2000 (unaudited)
CASH PROVIDED BY (USED IN):				
Operations				
Net earnings (loss)	$4,726,976	$(2,258,314)	$2,920,465	$(1,078,411)
Items not involving cash				
Amortization	1,070,499	1,038,943	321,527	261,344
Write-off of deferred acquisition costs	-	374,808		374,808
Loss of disposal of assets	17,366	2,696	-	2,696
Unrealized foreign exchange gain	-	-	(151,621)	-
Future income taxes	1,519,555	(3,411)	1,197,337	553,966
Deferred revenue	113,715	(176,795)	186,273	(235,952)
	7,448,111	(1,022,073)	4,473,981	(121,549)
Change in non-cash operating working capital				
Accounts receivable	(6,805,104)	(743,382)	(2,223,060)	(920,019)
Work-in-progress	(1,637,479)	(65,578)	(1,637,479)	(65,578)
Income taxes receivable	355,000	(355,000)	23,251	(355,000)
Prepaid expenses and other	59,972	(139,760)	299,547	204,027
Accounts payable and accrued liabilities	1,753,830	(413,863)	845,239	499,609
Income taxes payable	972,769	(171,067)	972,769	-
	(5,301,012)	(1,888,650)	(1,719,733)	(636,961)
Financing Activities				
Repayments of long-term debt	(340,651)	(425,569)	(183,347)	(17,003)
Increase to long-term debt	-	3,064,111	-	3,064,111
Share capital, issued for cash	1,487,273	826,390	986,975	154,229
Repurchase of share capital	(133,140)	(1,290,362)	-	(763,727)
	1,013,482	2,174,570	803,628	2,437,610
Investing Activities				
Deferred business development costs	(125,000)	-	(125,000)	187,886
Purchase of capital assets	(2,759,910)	(5,925,047)	(1,339,474)	(4,950,336)
Increase in other assets	(993,927)	(871,973)	(310,354)	(239,909)
	(3,878,837)	(6,797,020)	(1,774,828)	(5,002,359)
Decrease in cash and cash equivalents	(718,256)	(7,533,173)	1,783,048	(3,323,259)
Cash and cash equivalents, beginning of period	3,758,336	11,291,509	1,257,032	7,081,595
Cash and cash equivalents, end of period	$3,040,080	$3,758,336	$3,040,080	$3,758,336